McCormick Capital Management, Inc.



February 04, 2008					[GRPHIC OMITTED]

You Were a Part of History

Dear Shareholders,

We can all remember where we were on 9/11, some of us remember when President Kennedy was shot and even fewer of you remember December 7, 1941 - Pearl Harbor. Do you remember what you were doing on January 22nd of this year?

On the 22nd the Dow Jones average hit a low of 11,971, down a quick 10% for the New Year - making history as the worst start EVER for the modern stock market in its 216 year history. Just when it looked like the end to our financial system, the Federal Reserve came to the rescue reducing interest rates by 1.25%. This propelled a stock market recovery which allowed the market to be down "only" 5.9% for the month as measured by the S&P 500 index. By comparison, our Elite Growth & Income Fund was off 3.5%.

I fully understand that it is not fun for you as an investor to watch the value of your investments decline. However, unless you need your money today, this most recent stock market upheaval is one of those periods that we will look back on and see as an opportunity. Just like all the other financial crises that have preceded this subprime mortgage problem, it too will be resolved.

History is also on our side showing that 6 to 12 months after the Federal Reserve starts to cut interest rates the stock market is typically about 20% higher. Additionally, with returns from alternative investments such as bonds and real estate looking rather anemic, we believe the stock market is a far better choice.

It doesn't seem to make much difference if it is a loaf of bread, a car, or a house in your neighborhood; you all understand whether something is expensive or cheap. At this point in time, we believe the stock market is cheap and it should be bought, not sold. You should be adding to your account rather than looking for a rock to crawl under.

Interest Rates/ Income Fund

At the heart of all this Federal Reserve activity is the implication that as the Fed reduces interest rates, bond prices go up. This translates to better returns for our bond Income Fund, up 2.0% in January compared to the Lehman Corp. Bond Index up 1.7%. Most experts believe the Federal Reserve Board will continue to cut rates which would be a short term positive. It does, however, create a longer term problem of rolling over maturing bonds into investments with lower yields.

Ben Franklin was Wrong

In American history, to me, Ben Franklin was "the man." An individual of so many talents it makes him difficult to define. In one of his lesser works; "Poor Richard's Almanac," Franklin was quoted as saying "A penny saved is a penny earned." In his time, Franklin may have been correct but 250 years later, Franklin did not anticipate the IRS and IRA's. Today a penny saved can be worth more than a penny earned. For 2008 the max IRA contribution has been increased to $5,000 ($6,000 if you are over 50.) The terms of the Roth IRA are particularly attractive. The government is telling us all that we must be responsible for our own retirement. IRA's can represent a significant part of your retirement. Check with your tax consultant to see if you are eligible for an IRA contribution.




Warm Regards,					NAV Value as of 1/31/08:

/s/ Dick McCormick				Elite Income Fund - $9.87
						Growth & Income Fund - $17.34
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5683  o  TOLL FREE:  (800) 423-1068  o  EMAIL:  MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM

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